BOSS Tech, Inc.

Audited Consolidated Financial Statements — Fiscal Years Ended December 31, 2022 and 2023

Income Statement	2023	2022
Gross Profit	-	-
G&A		
Wages	157,059	170
Legal	16,609	77,193
Facilities	153,423	42,145
Expenses	143,894	73,609
Total G&A	470,985	193,116
S&M		
Wages	393,277	37,187
Expenses	24,689	3,032
Total S&M	417,967	40,219
R&D		
Wages	677,710	167,499
Expenses	26,570	-
Total R&D	704,280	167,499
Other		
Interest, taxes	728	5,000
Non Deductible	9,491	86
Total Other	10,220	5,086
Net Expenses	1,603,452	405,919
Net Income	(1,603,452)	(405,919)

Statement of Cash Flows	2023	2022
Operating		
Net Income	(1,603,452)	(405,919)
AR	-	-
AP	47,143	-
Accrued Expenses	35,926	-
Depreciation	6,163	102
Net Operating	(1,514,219)	(405,818)
Investing		
Fixed Assets	(75,811)	(9,559)

Net Investing	(75,811)	(9,559)
Financing		
LLC Contributions	1,350,893	421,165
Common Stock	-	-
SAFEs	256,525	-
Net Financing	1,607,418	421,165
Net Cash Change	17,387	5,788
Balance Sheet	2023	2022
Assets		
Current Assets	23,175	5,788
Fixed Assets	79,106	9,457
Total Assets	102,281	15,245
Liabilities		
AP	47,143	-
Accrued Expense	35,926	-
Total Liabilities	83,070	-
Equity		
LLC Contributions	1,772,057	421,165
Common Stock	-	-
SAFEs	256,525	-
Retained Earnings	(405,919)	-
Net Income	(1,603,452)	(405,919)
Total Equity	19,211	15,245
Total Liabilities & Equity	102,281	15,245

Reconciliation — Originally Filed (2023 C-AR) vs. Amended					
Line Item	Period	Originally Filed	Amended	Variance	Explanation
Total Assets	FY2022 (Prior)	$296,395	$15,245	($281,150)	Original used audited September 30, 2022 figures combining BossTech with ZRF, LLC, a separate related-party entity owned by the same individuals. Amended uses audited 12/31/2022 fiscal year-end consolidated balance for BOSS Tech, Inc. (which includes its Costa Rica subsidiary, Pura Vida Services).
Total Assets	FY2023 (Most Recent)	$103,283	$102,281	($1,002)	Audit adjustment.
Cash and Cash Equivalents	FY2022 (Prior)	$101,912	$5,788	($96,124)	Same Sept 30, 2022 cutoff and inclusion of ZRF, LLC as Total Assets. Amended uses audited 12/31/2022 fiscal year-end cash balance for BOSS Tech, Inc. (consolidated).
Cash and Cash Equivalents	FY2023 (Most Recent)	$23,175	$23,175	$-	No change.
Accounts Receivable	FY2022 (Prior)	$-	$-	$-	No change.
Accounts Receivable	FY2023 (Most Recent)	$-	$-	$-	No change.
Short-term Debt	FY2022 (Prior)	$59,528	$-	($59,528)	Original was the sum of current liabilities at September 30, 2022 across BossTech and ZRF, LLC (a separate related-party entity). Audited Total Liabilities for BOSS Tech, Inc. at 12/31/2022 fiscal year-end is $0. AP/Accrued Expense are not classified as debt on the amended form.
Short-term Debt	FY2023 (Most Recent)	$-	$-	$-	No change. AP ($47,143) and Accrued Expense ($35,926) exist per audit but are not classified as debt on the amended form.
Long-term Debt	FY2022 (Prior)	$124,138	$-	($124,138)	Audited Total Liabilities for BOSS Tech, Inc. at 12/31/2022 fiscal year-end = $0; the prior 124,138 figure was a Sept 30, 2022 balance that included activity of ZRF, LLC and did not reflect a real obligation of BOSS Tech, Inc. at fiscal year-end.
Long-term Debt	FY2023 (Most Recent)	$443,449	$256,525	($186,924)	Original mistakenly included AP and Accrued Expense with SAFEs. Corrected number is SAFEs only ($256,525), classified as long-term liabilities while entity was a Delaware LLC.
Revenues/Sales	FY2022 (Prior)	$-	$-	$-	No change.
Revenues/Sales	FY2023 (Most Recent)	$-	$-	$-	No change.
Cost of Goods Sold	FY2022 (Prior)	$-	$-	$-	No change.
Cost of Goods Sold	FY2023 (Most Recent)	$-	$-	$-	No change.
Taxes Paid	FY2022 (Prior)	$-	$-	$-	No change.
Taxes Paid	FY2023 (Most Recent)	$-	$-	$-	No change.
Net Income	FY2022 (Prior)	($161,974)	($405,919)	($243,945)	Audited figure.
Net Income	FY2023 (Most Recent)	($1,706,224)	($1,603,452)	$102,772	Audit adjustment.

| Current Number of Employees | FY2023 (Most Recent) | 23 | 23 | - | No change. |

Suggested Explanatory Note for Amendment

Amounts reported on the originally filed 2023 Form C-AR were drawn from audited financial statements as of September 30, 2022 (not the Company's December 31 fiscal year-end) and combined BossTech with ZRF, LLC, a separate related-party entity owned by the same individuals. ZRF, LLC is not a subsidiary of BOSS Tech, Inc. and its financial activity should not have been included on BossTech's Form C-AR. The originally filed amounts also contained certain classification errors.

The amounts reported in this amended Form C-AR reflect audited consolidated financial statements of BOSS Tech, Inc. as of and for the fiscal years ended December 31, 2022 and December 31, 2023. These consolidated statements include BOSS Tech, Inc. and its Costa Rica subsidiary, Pura Vida Services.

SAFEs outstanding at 12/31/2023 are reported as Long-term Debt consistent with their classification as liabilities while the Company was a Delaware LLC. Effective January 1, 2024, the Company converted to a Delaware corporation and the SAFEs were reclassified to equity.

Accounts Payable and Accrued Expenses, while present on the audited balance sheet, are not reported on the Short-term Debt line of this Form, as they represent operating liabilities rather than borrowings.